

April 22, 2015

Via E-Mail
Dennis J. Hickey
Principal Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

> **Re: Colgate-Palmolive Company**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 1-644**

Dear Mr. Hickey:

We have reviewed your April 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Executive Overview and Outlook, page 17

1.   We have read your responses to prior comments one and two from our letter dated March 31, 2015. We note that your decision to use a particular exchange rate is based on consideration of the various exchange mechanisms and your company-specific facts and circumstances. In light of the (i) continued deterioration of economic conditions in Venezuela and the new currency exchange mechanisms and (ii) the extent of your business activities in Venezuela via your investment in CP Venezuela, please tell us what

consideration you have given to identifying management's selection of the appropriate Bs to USD exchange rate as a critical accounting estimate. In this regard, it would appear that the additional information you have provided in response to prior comment one would be meaningful information to an investor. Furthermore, please address the need to illustrate the sensitivity of this estimate by quantifying the impact to your results of operations had you remeasured your monetary assets and liabilities at less favorable exchange rates.

Critical Accounting Policies and Use of Estimates, page 44

2.	We have read your repose to prior comment three from our letter dated March 31, 2015. Please tell us what consideration you have given to expanding the discussion of your impairment analysis for your Venezuelan long-lived intangible assets to address the sensitivity of your impairment analysis, including whether or not you would need to recognize an impairment loss if you were to use a less favorable exchange rate and, if so, to quantify what that impairment loss would be.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief